Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 16 DATED MARCH 2, 2007
TO THE PROSPECTUS DATED JUNE 19, 2006

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated June 19, 2006 (the “Prospectus”), prospectus supplement No. 11 dated December 19, 2006 and No. 15 dated February 23, 2007. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A. To describe the acquisition by us of a property located in Toronto, Canada;

B. To describe the terms of a new borrowing related to our acquisition in Toronto, Canada; and

C. To describe the terms of a new interest rate swap transaction with HSH Nordbank.

A.	Acquisition of Atrium on Bay

On February 26, 2007, we acquired Atrium on Bay, a mixed-use office and retail complex located in the Downtown North submarket of the central business district of Toronto, Canada. The seller is not affiliated with us or our affiliates.

The contract purchase price for Atrium on Bay was approximately $250.0 million CAD (approximately $215.6 million USD as of February 26, 2007) exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded using proceeds from our current public offering, borrowings under our revolving credit facility with KeyBank National Association and a $190.0 million CAD mortgage loan obtained from Capmark Canada Limited (“Capmark”) in connection with the acquisition, as described below.

In connection with the acquisition of this property, we expect to pay our Advisor approximately $1.1 million in cash acquisition fees. The interest in the Operating Partnership represented by the Participation Interest will likewise increase as a result of this acquisition. Hines will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the leasing, operation and management of Atrium on Bay.

Our management currently has no plans for material renovations or other capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Atrium on Bay (excluding the cost attributable to land) will be depreciated for U.S. tax purposes over a 40-year period on a straight-line basis.

The buildings were constructed between 1981 and 1985 and contain 1,081,184 square feet of rentable area that is approximately 86% leased. The Canadian Imperial Bank of Commerce, a financial institution, leases 363,888 square feet, or approximately 34% of the rentable area, through leases that expire in 2011, 2013 and 2016. The balance of the complex is leased to 31 office tenants, 57 retail tenants and 4 other tenants, none of which leases more than 10% of the rentable area of the complex. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past five years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent per Leased
Year	Occupancy	Sq. Ft. (1)

2002	89.2%	$30.19
2003	90.9%	$29.73
2004	88.3%	$29.88
2005	85.4%	$32.46
2006	83.6%	$34.22

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (including operating expense recoveries) by the weighted average square footage under lease during such year.

The following table lists, on an aggregate basis, all of the scheduled lease expirations for the period from the date of acquisition (February 26, 2007) through December 31, 2007 and for each of the years ending December 31, 2008 through 2016 for Atrium on Bay. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area

2007	7	9,200	0.9%
2008	11	82,199	7.6%
2009	12	89,848	8.3%
2010	15	20,982	1.9%
2011	11	54,978	5.1%
2012	6	58,488	5.4%
2013	4	187,540	17.3%
2014	8	125,268	11.6%
2015	6	34,099	3.2%
2016	5	218,730	20.2%

B.	Description of Debt Related to the Acquisition of Atrium on Bay

In connection with the acquisition of Atrium on Bay, on February 26, 2007 a subsidiary of the Operating Partnership entered into a mortgage loan with Capmark in the principal amount of $190.0 million CAD. The loan bears interest at an effective fixed rate of 5.33%, has a 10-year term and is secured by Atrium on Bay. The loan documents contain customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens. This loan is not recourse to Hines REIT.

C.	Interest Rate Swap Transaction with HSH Nordbank

On February 27, 2007, we entered into a forward interest rate swap contract with HSH Nordbank with a notional amount of $119.0 million. The contract, which has an effective date of May 1, 2007 and a 10-year term, was entered into as an economic hedge against the variability of future interest rates on variable interest rate debt. Under the agreement, we will pay a fixed rate of 4.955% in exchange for receiving floating interest rate payments based on one-month LIBOR. We anticipate that, on or about May 1, 2007, we will pay down amounts outstanding under our revolving credit facility with KeyBank with additional borrowings of $119.0 million under the HSH Credit Facility. We expect that the $119.0 million borrowing will be secured by the mortgages or deeds of trust and related assignments and security interests on the Daytona and Laguna Buildings and will have an effective fixed interest rate of 5.355% as a result of the interest rate swap agreement. We may assign our rights and obligations related to the swap agreement to any of our affiliated entities.